FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2016
Commission File Number: 000-50859
TOP SHIPS INC.
(Translation of registrant's name into English)
1 VAS. SOFIAS & MEG. ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 to this Report on Form 6-K is Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for TOP Ships Inc. (the "Company"), as of and for the six months ended June 30, 2016.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-1 (No. 333-194690), which was declared effective by the U.S. Securities and Exchange Commission on August 10, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our future operating and financial results;

•	oil and chemical tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;
•	our ability to integrate into our fleet any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;
•	the aging of our vessels and resultant increases in operation and drydocking costs;
•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
•	significant changes in vessel performance, including increased vessel breakdowns;
•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;
•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;
•	potential liability from litigation and our vessel operations, including discharge of pollutants;
•	changes in general economic and business conditions;
•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists;
•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;
•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values; and
•	other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TOP SHIPS INC.
(registrant)

Dated: September 13, 2016	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2015 and 2016, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information please see our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission, or the Commission, on April26, 2016.
This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in the Company's Annual Report on Form 20-F filed with the Commission, on April 26, 2016.
Overview

We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2016, our fleet consists of two chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, one 50,000 dwt product/chemical tanker, the M/T Stenaweco Excellence and another 50,000 dwt product/chemical tanker delivered by Hyundai Dockyard on August 10, 2016.
We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.
A.	Operating Results
For additional information please see our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission, or the Commission, on April 26, 2016, "Item 5. Operating and Financial Review and Prospects".
RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016
The following table depicts changes in the results of operations for the six months ended June 30, 2016 compared to the six months ended June 30, 2015.
	Six Month Period Ended June 30,		Change
	2015	2016	June 30, 2015 vs June 30, 2016
	($ in thousands)		$	%
Voyage Revenues	4,697	11,627	6,930	147.5%
Voyage expenses	121	301	180	148.8%
Bareboat charterhire expenses	2,107	3,132	1,025	48.6%
Amortization of prepaid bareboat charter hire	603	789	186	30.8%
Other vessel operating expenses	1,863	4,445	2,582	138.6%
Vessel depreciation	120	1,228	1,108	923.3%
Management fees-related parties	397	764	367	92.4%
Other operating loss, net	277	-	(277)	-100.0%
General and administrative expenses	1,505	1,117	(388)	-25.8%
Vessels impairment charge	3,081	-	(3,081)	-100.0%
Expenses	10,074	11,776	1,702	16.9%
Operating loss	(5,377)	(149)	5,228	-97.2%
Interest and finance costs	(594)	(774)	180	30.3%
Gain on financial instruments	592	1,220	628	106.1%
Other, net	18	(7)	(25)	-138.9%
Total other expenses, net	16	439	423	2643.8%
Net (loss)/ income	(5,361)	290	5,651	100%

Period in Period Comparison of Operating Results

1.	Voyage revenues
	Six months ended June 30,		Change
	2015	2016	June 30, 2015 vs June 30, 2016
	($ in thousands)		$ %
Voyage revenues	4,697	11,627	6,930	147.5%

During the six months ended June 30, 2016, revenues increased by $6.9 million, or 148%, compared to the six months ended June 30, 2015. This increase was due to the employment of M/T Eco Fleet from July 20, 2015 that resulted in an increase in revenue of $2.8 million, the employment of M/T Eco Revolution from January 26, 2016 that resulted in an increase in revenue of $2.4 million, the full employment, throughout the six months ended June 30, 2016, of M/T Stenaweco Evolution that resulted in an increase in revenue of $1.5 million (as opposed to being employed for approximately three months for the six months ended June 30, 2015) and the employment of M/T Stenaweco Excellence from May 23, 2016 that resulted in an increase in revenue of $0.6 million. These increases were offset by the absence in the six months ended June 30, 2016 of a revenue claim collection from Marco Polo Seatrade B.V. relating to our sold vessels M/T Ionian Wave and M/T Tyrrhenian Wave, which amounted to $0.4 million in the six months ended June 30, 2015.
2.	Bareboat charter hire expenses
	Six months ended June 30,		Change
	2015	2016	June 30, 2015 vs June 30, 2016
	($ in thousands)		$ %
Bareboat charter hire expenses	2,107	3,132	1,025	48.6%

During the six months ended June 30, 2016, bareboat charter hire expenses increased by $1.0 million, or 49%, compared to six months ended June 30, 2015. This increase was due to fact that M/T Stenaweco Evolution was operational throughout the six months ended June 30, 2016, and resulted in an increase in bareboat charter hire expenses of $0.8 million (as opposed to operating for approximately three months for the six months ended June 30, 2015) and due to fact that M/T Stenaweco Energy was operational throughout the six months ended June 30, 2016, and resulted in an increase in bareboat charter hire expenses of $0.2 million (as opposed to operating for approximately five months for the six months ended June 30, 2015).
3.	Amortization of prepaid bareboat charter hire
	Six months ended June 30,		Change
	2015	2016	June 30, 2015 vs June 30, 2016
	($ in thousands)		$ %
Amortization of prepaid bareboat charter hire	603	789	186	30.8%

During the six months ended June 30, 2016, amortization of prepaid bareboat charter hire increased by $0.2 million, or 31%, compared to six months ended June 30, 2015. This increase was due to fact that M/T Stenaweco Evolution was sold and bareboat chartered-in on March 31, 2015, hence the loss from the sale was being amortized only for three months in the six months ended June 30, 2015, as opposed to six months for the six months ended June 30, 2016, which resulted in an increase in bareboat charter hire expenses of $0.2 million.
4.	Other vessel operating expenses
	Six months ended June 30,		Change
	2015	2016	June 30, 2015 vs June 30, 2016
	($ in thousands)		$ %
Other vessel operating expenses	1,863	4,445	2,582	138.6%

2

During the six months ended June 30, 2016, vessel operating expenses increased by $2.6 million, or 139%, compared to six months ended June 30, 2015. This increase was due to fact that M/T Eco Revolution started operating from January 21, 2016 and resulted in an increase in operating expenses of $1.0 million, M/T Eco Fleet started operating on July 15, 2015 and resulted in an increase in operating expenses of $0.9 million, M/T Stenaweco Excellence started operating on May 20, 2016 and resulted in an increase in operating expenses of $0.5 million, M/T Stenaweco Evolution was operational throughout the six months ended June 30, 2016, and resulted in an increase in operating expenses of $0.3 million (as opposed to operating for approximately three months for the six months ended June 30, 2015). These increases were offset by a $0.1 million decrease in operating expenses of M/T Stenaweco Energy in the six months ended June 30, 2016 compared to the same period in 2015.
5.	Vessel depreciation
	Six months ended June 30,		Change
	2015	2016	June 30, 2015 vs June 30, 2016
	($ in thousands)		$ %
Vessel depreciation	120	1,228	1,108	923.3%

During the six months ended June 30, 2016, vessel depreciation increased by $1.1 million, or 923%, compared to the six months ended June 30, 2015. This increase was due to fact that M/T Eco Fleet started operating on July 15, 2015 and that resulted in an increase in depreciation expense of $0.6 million, M/T Eco Revolution started operating from January 21, 2016 and that resulted in an increase in depreciation expense of $0.5 million and M/T Stenaweco Excellence started operating on May 20, 2016 and that resulted in an increase in depreciation expense of $0.1 million. These increases were offset by the absence in the six months ended June 30, 2016 of $0.1 million of depreciation expense for M/T Stenaweco Energy that was sold in January 2015.
6.	Management fees—related parties
	Six months ended June 30,		Change
	2015	2016	June 30, 2015 vs June 30, 2016
	($ in thousands)		$ %
Management fees—related parties	397	764	367	92.4%

During the six months ended June 30, 2016, management fees to related parties increased by $0.4 million, or 92%, compared to the six months ended June 30, 2015. This increase was due to the fact that M/T Eco Fleet started operating on July 15, 2015 that resulted in an increase in management fees of $0.2 million, M/T Eco Revolution started operating from January 21, 2016 that resulted in an increase in management fees of $0.1 million and M/T Stenaweco Evolution was operational throughout the six months ended June 30, 2016, that resulted in an increase in management fees of $0.1 million (as opposed to operating for approximately three months for the six months ended June 30, 2015).
7.	Other operating loss, net
During the six months ended June 30, 2015 we wrote-off $0.7 million of accounts receivable that we estimated were not collectable and that related to vessels sold in 2008. This expense was offset by a non-recurring gain of $0.3 million resulting from the write-off of a provision for operating expenses recorded in 2010 to cover potential claims relating to a vessel sold in 2009 that as of June 30, 2015 was no longer required, as the time frame for our counterparty to claim these operating expenses had expired. The remaining difference of $0.1 million mainly related to write-offs of provisions and accruals relating to voyage expenses of sold vessels.
8.	General and administrative expenses
General and administrative expenses include executive compensation paid to Central Mare for the provision of our executive officers and a number of administrative staff, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve as our Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer, and other administrative employees. For further information, please see our Annual Report on Form 20-F for the year ended December 31, 2015, "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Central Mare Letter Agreement, Management Agreements, and Other Agreements".
	Six months ended June 30,		Change
	2015	2016	June 30, 2015 vs June 30, 2016
	($ in thousands)		$ %
General and administrative expenses	1,505	1,117	(388)	-25.8%

3

During the six months ended June 30, 2016, our general and administrative expenses decreased by $0.4 million, or 26%, compared to the six months ended June 30, 2015. This decrease is mainly attributed to a decrease of $0.5 million in manager and employee related expenses and a decrease of $0.1 million in other general and administrative expenses. These decreases were offset by an increase in stock-based compensation expense of $0.2 million.
9.	Impairment of vessels
On January 29, 2015, in connection with the sale and leaseback of M/T Stenaweco Energy, we wrote down the vessel to its fair value, resulting in an impairment charge of $3.1 million (please see our Annual Report on Form 20-F for the year ended December 31, 2015, "Item 18. Financial Statements—Note 7—Vessels.").We incurred no impairment charges in the six months ended June 30, 2016.
10.	Interest and finance Costs
	Six months ended June 30,		Change
	2015	2016	June 30, 2015 vs June 30, 2016
	($ in thousands)		$ %
Interest and finance costs	(594)	(774)	180	30.3%

During the six months ended June 30, 2016, interest and finance costs increased by $0.2 million, or 30%, compared to the six months ended June 30, 2015. This increase is mainly attributed to an increase of $0.7 million in loan interest expense, since in the six months ended June 30, 2016 we had senior loan facilities for the financing of the vessels M/T Eco Revolution with ABN Amro Bank ($0.3 million of loan interest expense), M/T Eco Fleet with ABN Amro Bank ($0.2 million of loan interest expense) and M/T Stenaweco Excellence with NORD/LB Bank ($0.1 million of loan interest expense) as well as an unsecured facility with Family Trading Inc, or Family Trading ($0.2 million of loan interest expense), while in the same period of 2015 we only incurred interest expense for M/T Stenaweco Energy amounting to $0.1 million for approximately one month. This was offset by a $0.5 million decrease in amortization of finance fees (deferred charges) mainly due to the fact that in the six months ended June 30, 2015, there was an accelerated amortization of arrangement fees of the Alpha Bank facility that we prepaid in January 2015 and of the Atlantis Ventures facility that we paid in January 2015, both absent in the six months ended June 30, 2016.
11.	(Loss)/Gain on derivative financial instruments
	Six months ended June 30,		Change
	2015	2016	June 30, 2015 vs June 30, 2016
	($ in thousands)		$ %
Gain on derivative financial instruments	592	1,220	628	106.1%

During the six months ended June 30, 2016, fair value gain on derivative financial instruments increased by $0.6 million, or 106%, compared to the six months ended June 30, 2015, mainly due an increase of $1.0 million in the gain we recognized from the year end valuation of our outstanding warrants issued in connection with our follow-on offering that closed on June 11, 2014. This was offset by a $0.2 million reversal of a realized loss on swaps we incurred in the six months ended June 30, 2015 and a loss of $0.2 million from the valuation of our ABN interest rate swap we incurred in the six months ended June 30, 2016 (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2016 – "Note 15 -Financial Instruments " included elsewhere in this document).
Recent Developments
On August 1, 2016, we amended the ABN Facility to increase the borrowing limit to $64.4 million and added another tranche to the loan, "Tranche C", which is secured by M/T Nord Valiant. This additional $20 million of Tranche C was used to partly finance the last shipyard installments of M/T Nord Valiant delivered on August 10, 2016.Tranche C is repayable in 12 consecutive quarterly installments of $0.55 million each and 12 consecutive quarterly installments of $0.36 million each, commencing on November 2016, plus a balloon installment of $9.05 million payable together with the last installment in August 2022. Apart from the inclusion of M/T Nord Valiant as a collateralized vessel, no other material changes were made to the ABN Facility.
On August 4, 2016, we drew down $3.3 million under the Family Trading facility.
On August 10, 2016, we took delivery of the M/T Nord Valiant. On August 15, 2016, the M/T Nord Valiant commenced its time charter with DS Norden A/S.
Nasdaq Listing
On January 26, 2016, we received a notification from Nasdaq stating that because the market value of our publicly held shares for the previous 30 consecutive business days was below the minimum $5 million requirement for continued listing on the Nasdaq Global Select Market, we were not in compliance with Nasdaq Listing Rule 5450(b)(1)(C). The applicable grace period to regain compliance was 180 calendar days from the date of the notice. On July 27, 2016, we transferred our Nasdaq listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. Our common shares continue to trade on Nasdaq under the symbol "TOPS". The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Select Market. The Company currently fulfills the listing requirements of the Nasdaq Capital Market and the approval of the transfer cured our deficiency under Nasdaq Listing Rule 5450(b)(1)(C).
B.	Liquidity and Capital Resources

Since our formation, our principal source of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing and, related party short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.
As of June 30, 2016, we had a total indebtedness of $71.2 million, which after excluding unamortized financing fees amounts to $72.6 million.
As of June 30, 2016, our cash and cash equivalent balances amounted to $4.8 million, held in U.S. Dollar accounts, $4.2 million of which are classified as restricted cash.
Working Capital Requirements and Sources of Capital
As of June 30, 2016, we had a working capital deficit (current assets less current liabilities) of $18.9 million.

5

Our operating cash flow for the remainder of 2016 is expected to increase compared to the same period in 2015, as we expect to generate more revenue from employing all our six vessels as opposed to the six months ended June 30, 2015 where only two vessels (M/T Stenaweco Energy and M/T Stenaweco Evolution) were employed.
We expect to finance our capital requirements and our working capital deficit through the following:
a)	$20 million drawdown under our ABN Facility for the financing of M/T Nord Valiant in August 2016;
b)	further drawdowns under our unsecured revolving credit facility with Family Trading, which as of June 30, 2016 had an undrawn balance of $8 million;
c)	cash from operations; and
d)	other sources such as funds from our major shareholder.

Cash Flow Information
Unrestricted cash and cash equivalents were $0.2 million and $0.6 million as of June 30, 2015 and 2016 respectively.
Net Cash From Operating Activities.
Net cash provided by operating activities increased by $3.2 million, during the six months ended June 30, 2016 to net inflow of $1.9 million, compared to a net outflow of $1.3 million for the six months ended June 30, 2015. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment losses, gains and losses from sales of vessels and unrealized gains and losses on financial instruments.
Non-cash adjustments to reconcile net income to net cash provided by operating activities for the six months ended June 30, 2016 totaled $1.1 million that consisted mainly of $1.3 million of depreciation expenses, $0.8 million of amortization of prepaid bareboat charter hire and $0.2 million relating to share-based compensation, offset by $1.2 million unrealized gain from the valuation of derivative financial instruments. The net cash inflow from operations resulted mainly from a $0.3 million net increase in current assets and a $0.8 million net increase in current liabilities.
Net Cash From Investing Activities.
Net cash used in investing activities in the six months ended June 30, 2016 was $51.2 million, consisting mainly of $48.7 million cash paid for vessels under construction and a $2.5 million increase in restricted cash.
Net Cash From Financing Activities.
Net cash provided from financing activities in the six months ended June 30, 2016 was $47.2 million, consisting of $45.4 million of proceeds from long term debt ($22.2 million from the ABN Facility and $23.2 million from the NORD/LB Facility), $3.2 million of proceeds from related party debt (Family Trading Facility) and $0.2 million of net proceeds from warrants exercised. These inflows were partially offset by $1.5 million of scheduled debt repayments and $0.1 payments of financing costs.

6

TOP SHIPS INC.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2015 AND JUNE 30, 2016

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2015	2016

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	2,668	554
Trade accounts receivable	107	72
Prepayments and other	435	1,070
Due from related parties (Note 6)	-	58
Inventories	402	478
Prepaid bareboat charter hire	1,657	1,617
Total current assets	5,269	3,849

FIXED ASSETS:

Advances for vessels acquisitions / under construction (Note 4)	25,098	8,717
Vessels, net (Note 5)	32,044	95,878
Other fixed assets, net	1,333	1,221
Total fixed assets	58,475	105,816

OTHER NON CURRENT ASSETS:

Prepaid bareboat charter hire	8,512	7,763
Restricted cash	1,750	4,240
Total non-current assets	10,262	12,003

Total assets	74,006	121,668

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt (Note 8)	1,318	5,805
Debt from related parties (Note 8)	3,850	7,050
Due to related parties (Note 6)	1,575	-
Accounts payable	4,940	2,539
Accrued liabilities	5,896	5,802
Unearned revenue	-	1,516

Total current liabilities	17,579	22,712

NON-CURRENT LIABILITIES:

Derivative financial instruments (Note 12)	3,216	1,996
Non-current portion of long term debt (Note 8)	19,058	58,372

Total non-current liabilities	22,274	60,368

COMMITMENTS AND CONTINGENCIES (Note 9)

Total liabilities	39,853	83,080

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,077,895 and 3,552,381 shares issued and outstanding at December 31, 2015 and June 30, 2016	21	36
Additional paid-in capital	318,425	322,555
Accumulated deficit	(284,293)	(284,003)

Total stockholders' equity	34,153	38,588

Total liabilities and stockholders' equity	74,006	121,668

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2015	2016

REVENUES:

Revenues	$4,697	$11,627

EXPENSES:

Voyage expenses	121	301
Bareboat charter hire expenses	2,107	3,132
Amortization of prepaid bareboat charter hire	603	789
Other vessel operating expenses	1,863	4,445
Vessel depreciation (Note 5)	120	1,228
Management fees-related parties (Note 6)	397	764
Other operating loss, net	277	-
General and administrative expenses	1,505	1,117
Vessels impairment charge	3,081	-

Operating loss	(5,377)	(149)

OTHER INCOME (EXPENSES):

Interest and finance costs	(594)	(774)
Gain on financial instruments, net (Note 12)	592	1,220
Other, net	18	(7)

Total other income, net	16	439

Net (loss) / income and comprehensive (loss) / income	(5,361)	290

(Loss) / earnings per common share, basic and diluted (Note 11)	(2.74)	0.08

Weighted average common shares outstanding, basic and diluted	1,959,603	3,426,780

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

			Additional
	Common Stock		Paid-in	Accumulated
	# of Shares	Par Value	Capital	Deficit	Total
BALANCE, December 31, 2014	1,896,998	19	318,296	(275,786)	42,529
Net loss		-	-	(5,361)	(5,361)
Stock-based compensation	183,000	2	60	-	62
BALANCE, June 30, 2015	2,079,998	21	318,356	(281,147)	37,230

			Additional
	Common Stock		Paid-in	Accumulated
	# of Shares	Par Value	Capital	Deficit	Total
BALANCE, December 31, 2015	2,077,895	21	318,425	(284,293)	34,153
Net income		-	-	290	290
Stock-based compensation	68,674	1	208	-	209
Common shares issued in exchange of assumption of Delos Termination Fee	1,355,816	14	3,782	-	3,796
Issuance of common stock due to exercise of warrants	50,000	-	140	-	140
Cancellation of fractional shares due to reverse stock split	(4)	-	-	-	-
BALANCE, June 30, 2016	3,552,381	36	322,555	(284,003)	38,588

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2015	2016
Cash Flows from Operating Activities:

Net (loss)/income	(5,361)	290
Adjustments to reconcile net (loss)/income to net cash
provided by/(used in) operating activities:
Depreciation (Note 5)	184	1,289
Amortization and write off of deferred financing costs (Note 8)	478	(13)
Stock-based compensation expense	62	209
Change in fair value of derivative financial instruments (Note 12)	(367)	(1,220)
Loss on sale of other fixed assets	-	21
Amortization of prepaid bareboat charter hire	603	789
Impairment on vessel	3,081	-
(Increase)/decrease in:
Trade accounts receivable	50	35
Inventories	(8)	(76)
Due from related parties	(211)	383
Prepayments and other	248	(635)
Increase/(decrease) in:
Due to related parties	170	(1,575)
Accounts payable	334	1,244
Other non-current liabilities	(400)	-
Accrued liabilities	(170)	(319)
Unearned revenue	-	1,516
Net Cash (used in)/provided by Operating Activities	(1,307)	1,938

Cash Flows from Investing Activities:

Advances for vessels under construction (Note 4)	(31,970)	(48,753)
(Increase) in restricted cash	(836)	(2,490)
Net proceeds from sale of vessels	54,242	-
Acquisition of other fixed assets, net	(6)	-
Sale of other fixed assets, net	-	29
Net Cash provided by/(used in) Investing Activities	21,430	(51,214)

Cash Flows from Financing Activities:

Proceeds from debt (Note 8)	-	45,385
Proceeds from related party debt (Note 8)	2,250	3,200
Principal payments of debt	-	(1,500)
Prepayment of debt	(21,669)	-
Proceeds from warrant exercises	-	140
Follow-on offering issuance costs	(226)	-
Payment of financing costs	(275)	(63)
Net Cash (used in)/provided by Financing Activities	(19,920)	47,162

Net increase/(decrease) in cash and cash equivalents	203	(2,114)

Cash and cash equivalents at beginning of year	-	2,668

Effect of exchange rate changes on cash	(1)	-

Cash and cash equivalents at end of the period	202	554

SUPPLEMENTAL CASH FLOW INFORMATION

Capital expenditures included in Accounts payable/Accrued liabilities	821	787
Interest paid net of capitalized interest	120	286
Finance fees included in Accounts payable/Accrued liabilities	-	78
Offering expenses included in liabilities	526	515
Shares issued as consideration for the assumption of liabilities	-	3,796
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.

As of June 30, 2016, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these consolidated financial statements.

	Companies	Date of Incorporation	Country of Incorporation	Activity
1	Top Tanker Management Inc.	May 2004	Marshall Islands	Management company
2	Lyndon International Co.	October 2013	Marshall Islands	Non vessel-owning subsidiary company

	Shipowning Companies with vessels in operation during years ended December 31, 2013, 2014 and 2015	Date of Incorporation	Country of Incorporation	Vessel
1	Monte Carlo 71 Shipping Company Limited	June 2014	Marshall Islands	M/T Stenaweco Energy (acquired June 2014), sold January 2015
2	Monte Carlo One Shipping Company Ltd	June 2012	Marshall Islands	M/T Stenaweco Evolution (acquired March 2014), sold March 2015
3	Monte Carlo Seven Shipping Company Limited	April 2013	Marshall Islands	M/T Stenaweco Excellence (acquired March 2014)
4	Monte Carlo Lax Shipping Company Limited	May 2013	Marshall Islands	Hull No S417 (acquired March 2014)
5	Monte Carlo 37 Shipping Company Limited	September 2013	Marshall Islands	M/T Eco Fleet (acquired March 2014)
6	Monte Carlo 39 Shipping Company Limited	December 2013	Marshall Islands	M/T Eco Revolution (acquired March 2014 )
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 26, 2016.
These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's  financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2016 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.

2.	Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's annual financial statements for the fiscal year ended December 31, 2015 which have been filed with the U.S. Securities and Exchange Commission on Form 20-F on April 26, 2016. There have been no changes to these policies in the six-month period ended June 30, 2016, except for:

On January 1, 2016, the Company adopted ASU No. 2015-03 Interest – Imputation of Interest effective for the financial statements for the fiscal year ending December 31, 2016 and interim periods within this fiscal year and thus presents deferred financing costs as a reduction of long-term debt. In order to conform with the current period presentation, the Company has reduced Deferred charges by $1,324 and has decreased the amount of the related current and non-current obligations by $695 and $629, respectively on the consolidated balance sheet as of December 31, 2015. This reclassification has no impact on the Company's results of operations, cash flows and net assets for any period.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Recent Accounting Pronouncements:
On May 28, 2014, the FASB issued Accounting Standard Update ("ASU") No 2014-09 as amended by ASU 2016-08 which was issued in March 2016, ASU 2016-10 which was issued in April 2016 and ASU 2016-12 which was issued in May 2016, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.
In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-15Statement of Cash Flows, Clarification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification of eight specific cash flow issues. Those issues are cash payment for debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instrument or other debt instrument with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; cash received from settlement of corporate-owned life insurance policies; distribution received from equity method investees; beneficial interest in securitization transactions; and classification of cash receipts and payments that have aspect of more than one class of cash flows. The guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2017 with early adoption permitted. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

3.	Going Concern:

As at June 30, 2016, the Company has a working capital deficit of $18,863 and its capital commitments for the acquisition of its fleet for the following twelve months amount to $23,100 (see Note 9). The Company's options to fund its short term capital commitments and its working capital requirements include:

a)a $20,000 drawdown under a senior secured credit facility for which the Company has signed a loan agreement with ABN Amro Bank (see Note 13)for the financing of M/T Nord Valiant delivered on August10, 2016,
b) drawdowns under its unsecured revolving credit facility with Family Trading Inc ("Family Trading") (see Note 8), which as of June 30, 2016 had an undrawn balance of $7,950,
c) cash from operations
d) other sources such as funds from the Company's major shareholder if required.

Therefore, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

4.	Advances for Vessels Acquisitions / Under Construction:

An analysis of Advances for vessels acquisitions / under construction is as follows:

Advances for vessels acquisitions / under construction
Balance, December 31, 2015	25,098
— Additions	48,681
— Transferred to Vessels	(65,062)
Balance, June 30, 2016	8,717

5.	Vessels, net:

The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2015	32,592	(548)	32,044
— Transferred from Advances for Vessels Acquisitions / Under Construction	65,062	-	65,062
— Depreciation charge for the period	-	(1,228)	(1,228)
Balance, June 30, 2016	97,654	(1,776)	95,878

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

On January 21, 2016 the Company took delivery of the M/T Eco Revolution, a 39,000 dwt newbuilding product/chemical tanker and on January 26, 2016 the vessel commenced its time charter employment with BP Shipping Limited. The final acquisition cost of the vessel amounted to $32,809 and comprised of $31,400 of yard installments and $1,409 of capitalized expenses.

On May 20, 2016 the Company took delivery of the M/T Stenaweco Excellence, a 50,000 dwt newbuilding product/chemical tanker and on May 23, 2016 the vessel commenced its time charter employment with Stena Weco A/S. The final acquisition cost of the vessel amounted to $32,253 and comprised of $30,778 of yard installments and $1,475 of capitalized expenses.

In the six month period ended June 30, 2016, the vessel M/T Stenaweco Excellence, with a total carrying amount of $32,124 as of June 30, 2016, was mortgaged as security for the credit facility with Norddeutsche Landesbank Girozentrale bank of Germany, or NORD/LB facility (see Note 8).

6.	Transactions with Related Parties:

(a)  Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Executive Vice President).On June 30, 2016 these agreements were amended and the compensation for the provision of the Company's executive officers was reduced.

The fees charged by Central Mare for the six month periods ended June 30, 2015 and 2016are as follows:

	Six Month Period Ended June 30,
	2015	2016	Presented in:
Executive officers and other personnel expenses	780	330	General and administrative expenses - Statement of comprehensive (loss)/income
Amortization of awarded shares	62	16	Management fees - related parties - Statement of comprehensive (loss)/income
Total	842	346

(b)  Central Shipping Monaco SAM ("CSM") – Letter Agreement and Management Agreements: On March 10, 2014, the Company entered into a new letter agreement, or the New Letter Agreement, with CSM, a related party affiliated with the family of the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis, and on March 10, 2014 and June 18, 2014 the Company entered into management agreements, or Management Agreements, between CSM and the Company's vessel-owning subsidiaries respectively.

The fees charged by and expenses relating to CSM for the periods ended June 30, 2015 and 2016 are as follows:

	Six Months Ended June 30,
	2015	2016	Presented in:
Management fees	92	95	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
	235	658	Management fees - related parties -Statement of comprehensive (loss)/income
Supervision services fees	37	34	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Superintendent fees	35	40	Vessel operating expenses -Statement of comprehensive (loss)/income
	68	45	Capitalized in Vessels, net / Advances for vessels acquisitions / under construction –Balance sheet
Accounting and reporting cost	100	90	Management fees - related parties -Statement of comprehensive (loss)/income
Financing fees	-	91	Current and non-current portion of long-term debt – Balance sheet
Commission for sale and purchase of vessels	570	-	Capitalized in Vessels, net/ Advances for vessels acquisitions / under construction – Balance sheet
Commission on charter hire agreements	55	146	Voyage expenses - Statement of comprehensive (loss)/income
Total	1,192	1,199

For periods ended June 30, 2015 and 2016, CSM charged the Company newbuilding supervision related pass-through costs amounting to $516 and $491 respectively, that are not included in the table above.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

7.	Leases

A. Lease arrangements, under which the Company acts as the lessee

Future minimum lease payments:

The Company's future minimum lease payments required to be made after June 30, 2016, relating to the bareboat chartered-in vessels M/T Stenaweco Energy and M/T Stenaweco Evolution are as follows:

Year ending December 31,	Bareboat Charter Lease Payments
2016 (remainder)	3,167
2017	6,282
2018	6,282
2019	6,282
2020	6,299
2021 and thereafter	7,316
Total	35,628

B. Lease arrangements, under which the Company acts as the lessor

Charter agreements:

In the period ended June 30, 2016, the Company operated three vessels(M/T Stenaweco Energy, M/T Stenaweco Evolution and M/T Stenaweco Excellence) under time charters with Stena Weco A/S and two vessels (M/T Eco Fleet and M/T Eco Revolution) under time charters with BP Shipping. Future minimum time-charter receipts (excluding any off hire days), based on the vessels commitments to these non-cancellable time charter contracts, as of June 30, 2016, are as follows:

Year ending December 31,	Time Charter receipts
2016 (remainder)	14,592
2017	28,945
2018	23,751
2019	4,249
Total	71,537

8.	Debt:

ABN Facility

On July9, 2015, the Company entered into a credit facility with ABN Amro Bank of Holland ("the ABN facility") for the financing of the vessels M/T Eco Fleet and Hull No S419.

The Company drew down $21,000 under the ABN facility on July 13, 2015 to finance the last shipyard installment of M/T Eco Fleet and another $1,200 on September 30, 2015.Furthermore, the Company drew down $22,200 under the ABN facility on January 15, 2016 to finance the last shipyard installment of M/T Eco Revolution.

As at June 30, 2016, the outstanding balance of the ABN facility is $42,400.

The ABN facility bears interest at LIBOR plus a margin of 3.90%. The applicable three-month LIBOR as of June 30, 2016 was 0.63%.

Family Trading Facility

On December 24, 2015 the Company entered into an unsecured revolving credit facility with Family Trading ("the Family Trading facility"), a related party affiliated with the family of the Company's Chief Executive Officer, for up to $15,000 to be used to fund the Company's newbuilding program and working capital relating to the Company's operating vessels. This facility is repayable in cash no later than December 31, 2016, but the Company has the option to extend the facility's repayment up to December 31, 2017. This facility bears a fixed interest of 9%. The Company drew down the following amounts:

Date	Amount drawn
December 2015	3,850
March 2016	1,500
May 2016	600
June 2016	1,100
Total	7,050

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The balance of the Family Trading facility as of June 30, 2016 is $7,050. As of June 30, 2016, the undrawn portion of the Family Trading Facility is $7,950. On June 30, 2016, pursuant to an amendment of the facility, the arrangement fee was cancelled and the interest rate and commitment fee for the first six months of 2016 were reduced to zero.

NORD/LB Facility

On May 11, 2016, the Company entered into a credit facility with Norddeutsche Landesbank Girozentrale Bank of Germany for $23,185 ("the NORD/LB facility") for the financing of the vessel M/T Stenaweco Excellence. The credit facility is repayable in 12 consecutive quarterly installments of $511 and 16 consecutive quarterly installments of $473, commencing in August 2016, plus a balloon installment of $9,480 payable together with the last installment in August 2023.

The Company drew down $23,185 under the NORD/LB facility on May 13, 2016 to finance the last shipyard installment of the M/T Stenaweco Excellence.

The facility contains various covenants, including (i) an asset cover ratio of 125% for the first three years and 143% thereafter, (ii) a ratio of total net debt to the aggregate market value of the Company's fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $750 per collateralized vessel and $500 per bareboated chartered-in vessel. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees. It also restricts the shipowning company from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

Additionally, it is an event of default under the NORD/LB facility if, among other things, without prior written consent from the lender, (i) any member of the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis' family (either directly or through trusts or foundations) ceases to own less than 20% of our common shares, (ii) Mr. Evangelos J. Pistiolis ceases to be the Company's Chairman or Chief Executive Officer, or (iii) the Company's shares cease to be listed on Nasdaq.

The facility is secured as follows:

•	First priority mortgage over M/T Stenaweco Excellence;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of Top Ships Inc.;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

As at June 30, 2016, the outstanding balance of the NORD/LB facility is $23,185.The NORD/LB facility bears interest at LIBOR plus a margin of 3.43%. The applicable three-month LIBOR as of June 30, 2016 was 0.63%.

9.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

From December 5, 2013 to March 19, 2014 the Company entered into a series of transactions with a number of entities affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis that led to the purchase of the Company's fleet of newbuilding vessels. As a result of these transactions, the Company has remaining contractual commitments in 2016 for the acquisition of its fleet totaling $23,100, pursuant to the newbuilding agreement for Hull No S417.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

10.	Common Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company's common stock, additional paid-in capital and dividends can be found in the Company's annual financial statements for the fiscal year ended December 31, 2015 which have been filed with the Securities and Exchange Commission on Form 20-F on April 26, 2016. Apart from the issuance of 1,355,816 common shares in connection with the assumption of the Delos Termination Fee on January 12, 2016 by Family Trading Inc and two equal issuances of 25,000 common shares upon the exercise of two equal increments of 28,090 warrants on February 26, 2016, and March 2, 2016, respectively, there have been no other changes in the six-month period ended June 30, 2016.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11.	(Loss)/Earnings Per Common Share:

All shares issued (including non-vested shares issued under the Company's stock incentive plans) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes:

•	the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, using the treasury stock method, and
•	any shares granted and vested but not issued up to the reporting date.

The components of the calculation of basic and diluted earnings per share for the periods ended June 30, 2015 and 2016 are as follows:

	Six months ended June 30,
	2015	2016
Income:
Net (loss)/income	(5,361)	290

Earnings per share:
Weighted average common shares outstanding, basic and diluted	1,959,603	3,426,780

(Loss)/earnings per share, basic and diluted	(2.74)	0.08

For the period ended June 30, 2016, no potential dilution that could occur if our 5,273,820 warrants outstanding as of June 30, 2016 to issue common stock were exercised was included in the calculation of diluted earnings per share, since the warrants were not "in the money" (see Note 12).

12.	Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, accounts receivable due from charterers, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of short and long term loans (see Note 8), interest rate swaps, accounts payable due to suppliers, accrued liabilities and warrants granted to third parties.

(a) Interest rate risk: The Company is subject to market risks relating to changes in interest rates relating to debt outstanding under the loan facility with ABN Amro Bank and NORD/LB Bank on which it pays interest based on LIBOR plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company has entered into an interest rate swap agreement with ABN Amro Bank and might enter into more interest rate swap agreements in the future.

(b) Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company limits its credit risk relating to accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

(c) Fair value: The carrying values of accounts receivable, prepaid expenses, other receivables, accounts payable, due to/from related parties, accrued liabilities and debt from related parties are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of the credit facilities. The fair value of bank debt approximates the recorded value due to its variable interest rate, being the LIBOR. LIBOR rates are observable at commonly quoted intervals for the full term of the loans and, hence, bank loans are considered Level 2 items in accordance with the fair value hierarchy. The fair value of interest rate swaps is determined using a discounted cash flow method taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of warrants is determined using the Cox, Ross and Rubinstein Binomial methodology.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

Interest rate swap agreements
The Company entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fixed the interest rates based on predetermined ranges in LIBOR rates. On June 3, 2016 the Company entered into an agreement with ABN Amro Bank relating to an interest rate swap ("the ABN Swap"), the details of which were as follows:
Counterparty	Effective (Start) Date:	Termination Date:	Notional Amount On effective date	Interest Rate Payable
ABN Amro Bank	April 13, 2018	Ju1y 13, 2021	$16,575	1.4425%

The fair value of the ABN Swap was considered by the Company to be classified as level 2 in the fair value hierarchy since its value was being derived by observable market based inputs. The Company will pay a fixed rate and will receive a floating rate for the ABN Swap. The fair value of this derivative determined through level 2 of the fair value hierarchy was derived principally from, or corroborated by, observable market data. Inputs included quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allowed values to be determined.
Warrant liability
The Company's warrants outstanding as of December 31, 2015 and June 30, 2016, are recorded at their fair values. As of June 30, 2016 the Company's derivatives consisted of 4,693,700 warrant shares outstanding, issued in connection with the Company's follow-on offering that closed on June 11, 2014, as depicted in the following table:
Warrants Outstanding December 31, 2015	Warrant Shares Outstanding December 31, 2015	Term	Warrant Exercise Price	Fair Value – Liability December 31, 2015
5,330,000	4,743,700	5 years	$2.80	3,216

Warrants Outstanding June 30, 2016	Warrant Shares Outstanding June 30, 2016	Term	Warrant Exercise Price	Fair Value – Liability June 30, 2016
5,273,820	4,693,700	5 years	$2.80	1,840

The following table presents the fair value of those financial liabilities measured at fair value on a recurring basis, analyzed by fair value measurement hierarchy level as of December 31, 2015 and June 30, 2016 respectively:
		Fair Value Measurement at Reporting Date
	Total	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Warrants
As of December 31, 2015	3,216	-	-	3,216
As of June 30, 2016	1,840	-	-	1,840
Interest Rate Swaps
As of December 31, 2015	-	-	-	-
As of June 30, 2016	156	-	156	-

The following table sets forth a summary of changes in fair value of the Company's level 2 and 3 fair value measurements for the six months ended June 30, 2016:
Closing balance – December 31, 2015	3,216
Change in fair value of warrants, included in Statement of Comprehensive (loss)/income	(1,376)
Change in fair value of interest rate swaps, included in Statement of Comprehensive (loss)/income	156
Closing balance – June 30, 2016	1,996

The Company's interest rate swap did not qualify for hedge accounting. The Company estimates the fair value of its derivative financial instruments at the end of every period and reflects the resulting unrealized gain or loss during the period in Gain on financial instruments in the statement of comprehensive (loss)/income as well as presenting the fair value at the end of each period in the balance sheet.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The major unobservable input in connection with the valuation of the Company's warrants is the volatility used in the valuation model, which is approximated by using 5-year weekly historical observations of the Company's share price. The annualized 5-year weekly historical volatility that has been applied in the warrant valuation as of June 30, 2016 was 92.67%. A 5% increase in the volatility applied would lead to an increase of 5% in the fair value of the warrants. The fair value of the Company's warrants is considered by the Company to be classified as Level 3 in the fair value hierarchy since it is mainly derived by unobservable inputs.

Quantitative information about Level 3 Fair Value Measurements
Derivative type	Fair Value at December 31, 2015	Fair Value at June 30, 2016	Balance Sheet Location	Valuation Technique	Significant Unobservable Input	Value December 31, 2015	Value June 30, 2016
Warrants	3,216	1,840	Non-Current liabilities –Derivative financial instruments	Cox, Ross and Rubinstein Binomial	Volatility	88.47%	92.67%

Information on the location and amounts of derivative financial instruments fair values in the balance sheet and derivative financial instrument gains/(losses) in the statement of comprehensive (loss)/income are presented below:

	Amount of (loss)/gain recognized in Unaudited Interim Condensed Statement of Comprehensive (loss)/income located in Gain on financial instruments
	Period ended June 30,
	2015	2016
Interest rate swaps- change in fair value	-	(156)
Warrants- change in fair value	367	1,376
Interest rate swaps– reversal of realized loss	225	-
Total	592	1,220

13.	Subsequent Events

On August 1, 2016, the Company amended the ABN Facility to increase the borrowing limit to $64,400 and added another tranche to the loan, "Tranche C", which is secured by vessel Hull No S417 (M/T Nord Valiant). This additional $20,000 of Tranche C was used to partly finance the last shipyard installments of M/T Nord Valiant delivered on August 10, 2016. Tranche C is repayable in 12 consecutive quarterly installments of $550 each and 12 consecutive quarterly installments of $363 each, commencing on November 2016, plus a balloon installment of $9,050 payable together with the last installment in August 2022. Apart from the inclusion of M/T Nord Valiant as a collateralized vessel, no other material changes were made to the ABN Facility.

On August 10, 2016, the Company took delivery of the M/T Nord Valiant.